Exhibit 99.5

PRESS RELEASE

Brazil: Start-up of Lapa South-West

Paris, March 11, 2026 – TotalEnergies (48%, operator) announces the start-up of the Lapa South-West project, located in the Santos Basin, approximately 300 kilometers offshore Brazil.

The Lapa South-West project, including three wells connected to the existing Lapa floating production, storage, and offloading (FPSO) unit, will increase production from the Lapa field by 25,000 barrels per day.

“The start-up of our operated Lapa South-West project marks another important milestone for TotalEnergies in Brazil, a key growth country for our Company,” said Nicolas Terraz, President Exploration & Production of TotalEnergies. “This project, which leverages the available capacity of the existing Lapa facilities, delivers low cost and low emission oil production in line with our Company strategy and contributes to the achievement of our objective to grow our production by 3% per year until 2030”.

With this start-up, TotalEnergies continues to ramp up its portfolio in Brazil, following the start-up of Mero-4 in May 2025, and ahead of the start-ups of Atapu-2 and Sépia-2 expected in 2029.

***

About TotalEnergies in Brazil

TotalEnergies has been operating in Brazil for 50 years and employs close to 4,000 people in the country. Its presence encompasses Exploration & Production, gas, renewable electricity (solar and wind), lubricants and chemicals.

TotalEnergies' Exploration & Production portfolio in the country currently includes 9 licenses, of which four are operated. In 2025, the Company’s average production in the country was 184,500 barrels of oil equivalent per day.

TotalEnergies is investing in the growth of the renewable energy segment in Brazil: in October 2022, it entered a partnership with Casa dos Ventos, Brazil's leading renewable energy player, to jointly develop a 12 GW renewable energy portfolio, including onshore wind, photovoltaic and battery storage.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal

Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).